SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number: 1-0333

                           CENTRAL NEWSPAPERS, INC.
             (Exact name of registrant as specified in its charter)

               200 EAST VAN BUREN STREET, PHOENIX, ARIZONA 85004
                               (602) 444-0000
                (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                     CLASS A COMMON STOCK, NO PAR VALUE
           (Title of each class of securities covered by this Form)

                                   NONE
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                     ----                                 ---
         Rule 12g-4(a)(1)(i)          X       Rule 12h-3(b)(1)(i)          X
                                     ----                                 ---
                                     ----                                 ---
         Rule 12g-4(a)(1)(ii)                 Rule 12h-3(b)(1)(ii)
                                     ----                                 ---
                                     ----                                 ---
         Rule 12g-4(a)(2)(ii)                 Rule 12h-3(b)(2)(ii)
                                     ----                                 ---
                                     ----                                 ---
         Rule 12g-4(a)(2)(i)                  Rule 12h-3(b)(2)(i)
                                     ----                                 ---
                                          ----
                            Rule 15d-6
                                          ----

Approximate  number of holders of record as of the certification or notice date:
One (1)*

* Effective August 4, 2000, a subsidiary of Gannett Co., Inc. ("Gannett") merged with and into the registrant pursuant to which all issued and outstanding shares of Class A Common Stock and Class B Common Stock of the registrant other than stock held by Gannett were converted into the right to receive $64.00 per share of Class A Common and $6.40 per share of Class B Common Stock. Applications to strike the Class A Common Stock of the registrant from listing on the New York Stock Exchange and registration under the Securities Exchange Act of 1934 will be filed with the Commission by such exchange.
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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
Central Newspapers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:   August 4, 2000                             CENTRAL NEWSPAPERS, INC.

                                       By:          /s/ Thomas L. Chapple
                                                    ----------------------------
                                                    Name:      Thomas L. Chapple
                                                    Title:     Secretary